Exhibit 99

APCO Annual and Specific Pre-approval to Engage Independent Accountant

SEC Requirements:

Approvals must be (1) supported by details of the particular services provided, (2) the Audit Committee must be informed about each service and (3) Audit Committee may not delegate its authority to management. Monetary limits cannot be the only basis for approval as they do not meet criteria (1) and (2) above. Details referenced in (1) above must provide sufficient information to enable the Audit Committee to make a well-reasoned assessment of the impact of the service on the auditor’s independence.

Effective Date:

The Audit Committee pre-approval rules apply to all services the contracts for which are entered into after May 6, 2003 (contracts for non-audit services that were entered into prior to May 6, 2003 must be completed by May 6, 2004).

Approval Term and Amount:

The term of approvals is 12 months from the date of approval, unless the Audit Committee specifies a different period. Any proposed services, and previously approved services that exceed established amounts by the lesser of 25% or $10,000, require specific approval by the Audit Committee.

Delegation:

The Audit Committee has delegated pre-approval authority to any two of its members. Members who exercise this authority shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent auditor to management.

Supporting Documentation:

With respect to each proposed service, back-up documentation (see Template) will be provided to the Audit Committee regarding the specific services to be approved.

Requests for Approval:

Requests for services that require separate approval by the Audit Committee will be submitted to the General Auditor for consideration by the Audit Committee.